FY

S0 8/31/04

04013316

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED AUG 3 0 2004 WASH, D.C. 185 SECTION

SEC FILE NUMBER
8-27880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bryan FUnding, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

393 Vanadium Road
(No. and Street)

Pittsburgh	PA	15243
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard G. Bryan (412)276-9393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Poloka, Charles W.
(Name – *if individual, state last, first, middle name*)

934 Western Avenue	Pittsburgh	PA	15233
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 03 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard G. Bryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bryan Funding, Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notarial Seal
Cynthia Lynn Bryan, Notary Public
Scott Twp., Allegheny County
My Commission Expires June 17, 2006
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

BRYAN FUNDING, INC,

JUNE 30, 2004

CHARLES W. POLOKA

CERTIFIED PUBLIC ACCOUNTANT

PITTSBURGH, PENNSYLVANIA

CONTENTS

Page

Audited Financial Statements

Independent Auditor's Report 2

Statement of Financial Condition 3

Statement of Income 4

Statement of Cash Flows 5

Statement of Changes in Stockholder's Equity 6

Notes to Financial Statements 7

Supplemental Schedules

Computation of Aggregate Indebtedness to Net Capital - Schedule I 8

Reconciliation of Net Capital Computation to June 30, 2004 Focus Report - Schedule II 9

Independent Auditor's Report on Internal Accounting Control 10-11

CHARLES W. POLOKA
CERTIFIED PUBLIC ACCOUNTANT

TELEPHONE: (412) 322-2662
FAX: (412) 322-0513

934 WESTERN AVENUE
PITTSBURGH, PA 15233

Independent Auditor's Report

Board of Directors
Bryan Funding, Inc.
Pittsburgh, PA 15243

I have audited the accompanying statement of financial condition of Bryan Funding, Inc. as of June 30, 2004 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the Untied States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bryan Funding, Inc. as of June 30, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charles W. Poloka

Pittsburgh, Pennsylvania
August 16, 2004

BRYAN FUNDING, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2004

ASSETS

Current Assets

Cash and cash equivalents	$ 17,017
Accounts receivable	500
	$ 17,517

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liability

Commissions payable	$ 400

Stockholder's Equity

Capital stock, $1.00 par value; 5,000 shares authorized and outstanding	5,000
Paid-in capital	14,502
Retained earnings (deficit)	(2,385)
	17,117
	$ 17,517

The accompanying notes are an integral part of the financial statements.

BRYAN FUNDING, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDING JUNE 30, 2004

Income	
Commissions	$ 359,545
Other income	4,122
	363,667
Expenses	
Commissions	343,363
Taxes	382
Insurance	1,667
Accounting fees	1,925
Licenses and permits	5,610
Bank and brokerage fees	7,219
	360,166
Net Income	$ 3,501

The accompanying notes are an integral part of the financial statements.

BRYAN FUNDING, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2004

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows from Operating Activities:	
Cash received from customers	$ 363,667
Cash paid to suppliers	(368,484)
Income taxes paid	(382)
	(5,199)
Net Increase (Decrease) in Cash and Cash Equivalents	(5,199)
Cash and Cash Equivalents at July 1, 2003	22,216
Cash and Cash Equivalents June 30, 2004	$ 17,017

Reconciliation of Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:

Net income (loss)	$ 3,501
Adjustment to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
Decrease in accounts payable	(8,700)
Net Cash Used in Operating Activities	$ (5,199)

The accompanying notes are an integral part of the financial statements.

BRYAN FUNDING, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2004

	Common Stock	Paid-in Capital	Retained Earnings
Balances at July 1, 2003	$ 5,000	$ 14,502	$ (5,886)
Additional paid-in capital			
Net Income for the Year			3,501
Balances at June 30, 2004	$ 5,000	$ 14,502	$ (2,385)

The accompanying notes are an integral part
of the financial statements.

BRYAN FUNDING, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2004

Formation of Company
The Company was formed on May 21, 1981. The principal activity of the Company is to be a broker/dealer for the sale of oil and gas interests and securities.

Significant Accounting Policies
Commission revenue is recognized when rendered and related expenses are recorded when incurred. Commission income and expense from customers' security transactions on introduced accounts are recorded on a trade date basis.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company's current income tax is insignificant and therefore not disclosed on the accompanying financial statements. The company has no deferred income taxes due as of June 30, 2004.

Related Party Transactions
The Company paid commissions of $ 15,000 to Richard Bryan during the fiscal year ending June 30, 2004 and has a payable of $ 0 due him at June 30, 2004. Richard Bryan is the sole owner of Bryan Funding, Inc.

Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (see rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2004, the Company had net capital of $17,117, which was $12,117 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was .02 to 1.

The Company is exempt from the Customer Protection Reserves and Custody of Securities Requirement Rule 15c3-3, under the exemptive provision provided by section (k)(1).

BRYAN FUNDING, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

SCHEDULE I

JUNE 30, 2004

Aggregate Indebtedness:		
Total money liabilities		$ 400
Total aggregate indebtness		400
Net Capital:		
Common stock	$ 5,000	
Paid in capital	14,502	
Retained earnings	(2,385)	
Net Capital		17,117
Capital Requirements:		
6 2/3% of aggregate indebtedness	26	
Minimum dollar capital requirement	5,000	
Net capital requirement		$ 5,000
Net capital in excess of requirements		12,117
Net capital as above		$ 17,117
Ratio of aggregate indebtedness to net capital		0.02

BRYAN FUNDING, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION TO

JUNE 30, 2004 FOCUS REPORT

SCHEDULE II

JUNE 30, 2004

	Audit Report	Focus Report
Total ownership equity	$ 17,117	$ 17,117
Net capital requirements	5,000	5,000
Excess net capital	$ 12,117	$ 12,117

No differences exist in the computation of net capital between the audit report and Bryan Funding, Inc's Focus Report (Part IIA filing) for the period ending June 30, 2004.

CHARLES W. POLOKA
CERTIFIED PUBLIC ACCOUNTANT

TELEPHONE: (412) 322-2662
FAX: (412) 322-0513

934 WESTERN AVENUE
PITTSBURGH, PA 15233

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Bryan Funding, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Bryan Funding, Inc. for the year ended June 30, 2004, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I made a study of the practices and procedures followed by the Company including tests of such practices and procedures as I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital rule 17a-3(a)11 and for determining compliance with the exemptive provisions of rule 15c3-3 because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. I did not review the practices and procedures followed by the Company in making any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under section 8 of the Federal Reserve Regulation T of The Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above. In addition, no facts came to my attention which indicated that the exemptive provisions of the rule 15c3-3(k)(1) were not complied with during the year ended June 30, 2004.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for it's purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the New York Stock Exchange and the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Charles W. Poloka

Charles W. Poloka, CPA
Pittsburgh, Pennsylvania
August 16, 2004